UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)

Bekem Metals, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

077264109
(CUSIP Number)

Daniel Boland, Director
Jamestown Financial, Inc.
Akara Building, 24 de Castro, Wickhams Cay I
P.O. Box 3136
Road Town, Tortola, British Virgin Islands
(284) 494-4840
With copies to:

Ronald L. Poulton, Esq.
Poulton & Yordan
324 South 400 West, Suite 250
Salt Lake City, Utah 84101
(801) 355-1341
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications

July 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person(s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be (filed( for the purpose of Section 18 of the Securities Exchange Act of 1934 ((Act() or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 077264109

1.	Names of Reporting Persons, IRS Identification Nos. of above persons (entities only)
	Jamestown Financial, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	British Virgin Islands

Number of	7.	Sole Voting Power
Shares		20,193,880
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		20,193,880
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	20,193,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	16%

14.	Type of Reporting Person (See Instructions)
	CO

1.	Names of Reporting Persons, IRS Identification Nos. of above persons (entities only)
Stockton Properties Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
British Virgin Islands

Number of	7.	Sole Voting Power
Shares		-0-
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		-0-
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
20,193,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
16%

14.	Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $.001, (“Common Stock”) of Bekem Metals, Inc., (the “Issuer”) which has its principal executive offices at 170 Tchaikovsky Street, 4th Floor, Almaty, Kazakhstan 050000.

Item 2. Identity and Background

This Schedule 13D is being filed by Jamestown Financial, Inc., (“Jamestown”) the wholly-owed subsidiary of Stockton Properties Limited, and Stockton Properties Limited (“Stockton”) coll1ectively the (“Reporting Persons.”)

The following information relates to Jamestown:

(a)	Name: Jamestown Financial, Inc.

(b)	Business Address: Akara Building, 24 de Castro, Wickhams Cay I
P.O. Box 3136, Road Town, Tortola, British Virgin Islands

(c)	Present Principal Occupation: Investment in stock and other securities

(d)	During the last five years, Jamestown has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years Jamestown has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Place of Organization: British Virgin Islands

Mr. Daniel Boland is the sole director of Jamestown Financial, Inc. Mr. Boland is a citizen of Australia. Mr. Boland has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

The following information relates to Stockton:

(a)	Name: Stockton Properties Limited

(b)	Business Address: Akara Building, 24 de Castro, Wickhams Cay I
P.O. Box 3136, Road Town, Tortola, British Virgin Islands

(c)	Present Principal Occupation: Investment in stock and other securities

(d)	During the last five years, Stockton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years Stockton has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Place of Organization: British Virgin Islands

Mr. Robert Sorensen is the sole director of Stockton Properties Limited. Mr. Sorensen is a citizen of the United States. Mr. Sorensen has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds

On July 13, 2007 Jamestown acquired 18,443,880 shares of Common Stock of the Issuer in exchange for shares of Stockton in connection with the dissolution of the Bekem Metals, Inc. Voting Trust dated April 14, 2006. Prior to this transaction, Jamestown owned 1,750,000 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction

All of the shares reported herein were acquired for investment purposes, and were not acquired for the purpose or effect of changing or influencing control of the Issuer. The Reporting Persons review on a continuing basis their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons may from time to time, acquire or dispose, or cause to be acquired or disposed, additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of their investment in the Issuer and their investment alternatives, the Reporting Persons and their respective affiliates may also from time to time, consider, evaluate or propose various possible transactions involving the Issuer or its subsidiaries or affiliates, which could include, among other things: (a) the possible acquisition by any person of additional securities of the Issuer, or the possible disposition of securities of the Issuer; (b) possible extraordinary corporate transactions (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) the possible sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) making or seeking to make changes in or affecting the board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) making or seeking to make changes in the capitalization or dividend policy of the Issuer; (f) making or seeking to make any other material change in the Issuer’s business or corporate structure; (g) making or seeking to make changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, including the soliciting of votes of the Issuer’s shareholders in any annual or special meeting of shareholders of the Issuer; (h) causing or seeking to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in and inter-dealer quotation system of a registered national securities association; (i) causing or seeking to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Jamestown owns 20,193,880 shares, or 16% of the outstanding Common Stock of the Issuer, based upon the 125,172,011 shares outstanding as of May 3, 2007, according to the Issuer’s Form 10-Q filed on May 9, 2007. Because Jamestown is a wholly-owned subsidiary of Stockton, Stockton may be deemed to be the beneficial owner of the same Shares.

(b)   Jamestown has the sole power to vote or direct the vote of all of the 20,193,880 shares; and has shared power to vote or direct the vote 0 shares; has the sole power to dispose or direct the disposition of all of the 20,193,880 shares; and has shared power to dispose or direct the disposition of 0 Shares.

Stockton has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 0 shares; has the sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 0 shares.

(c)          Other than as disclosed herein, during the past 60 days, the Reporting Persons have not made any purchases of Common Stock of the Issuer.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer (i) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to item 2 above and (b) any other person.

Item 7. Exhibits

Exhibit No.	Exhibit
1	Joint Filing Agreement between the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jamestown Financial, Inc.

Date: July 13, 2007	By:	/s/ Daniel Boland
Daniel Boland, Director

Stockton Properties Limited

Date: July 13, 2007	By:	/s/ Robert Sorensen
Robert Sorensen, Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated July 13, 2007 relating to the common stock of Bekem Metals, Inc. shall be filed on behalf of the undersigned.

Jamestown Financial, Inc.

Date: July 13, 2007	By:	/s/ Daniel Boland
Daniel Boland, Director

Stockton Properties Limited

Date: July 13, 2007	By:	/s/ Robert Sorensen
Robert Sorensen, Director